UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

General Motors Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

37045V100

(CUSIP Number)

Motors Liquidation Company GUC Trust

c/o Wilmington Trust Company, as Trust administrator and trustee

Attn: David A. Vanaskey Jr., Vice President

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-1615

(302) 636-6019

With copies to:

James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, CA 92612 (949) 451-4343	J. Alan Bannister, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-2310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2013**

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37045V100	Schedule 13D	Page 2 of 6 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Motors Liquidation Company GUC Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0 (See Items 4 and 5)
	(8)	Shared Voting Power 0 (See Items 4 and 5)
	(9)	Sole Dispositive Power 0 (See Items 4 and 5)
	(10)	Shared Dispositive Power ** 0 (See Items 4 and 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0**
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0% (See Item 5)**
(14)	Type of Reporting Person (See Instructions): OO

**	On December 2, 2013, Motors Liquidation Company GUC Trust completed a series of distributions to holders of Allowed General Unsecured Claims, and to holders of contingent residual beneficial interests in the Trust, of shares of Common Stock, and Warrants to purchase shares of such Common Stock. As a result of such distributions, the reporting persons had beneficial ownership and shared dispositive power over less than 5% of total number of outstanding shares of Common Stock of General Motors Company within the meaning of Section 13(d) of the Securities Exchange Act of 1934. Capitalized terms used herein which are not defined herein have the meanings given them in the Schedule 13D (as defined hereinafter). See also Item 4 herein.

CUSIP No. 37045V100	Schedule 13D	Page 3 of 6 Pages

(1)

Name of Reporting Persons:

I.R.S. Identification No. of Above Persons (entities only):

Wilmington Trust Company, not in its individual capacity, but solely as Trust administrator and trustee of the Motors Liquidation Company GUC Trust.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0 (See Items 4 and 5)
	(8)	Shared Voting Power 0 (See Items 4 and 5)
	(9)	Sole Dispositive Power 0 (See Items 4 and 5)
	(10)	Shared Dispositive Power ** 0 (See Items 4 and 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0% (See Item 5)**
(14)	Type of Reporting Person (See Instructions): BK/HC

**	On December 2, 2013, Motors Liquidation Company GUC Trust completed a series of distributions to holders of Allowed General Unsecured Claims, and to holders of contingent residual beneficial interests in the Trust, of shares of Common Stock, and Warrants to purchase shares of such Common Stock. As a result of such distributions, the reporting persons had beneficial ownership and shared dispositive power over less than 5% of total number of outstanding shares of Common Stock of General Motors Company within the meaning of Section 13(d) of the Securities Exchange Act of 1934. Capitalized terms used herein which are not defined herein have the meanings given them in the Schedule 13D (as defined hereinafter). See also Item 4 herein.

CUSIP No. 37045V100	Schedule 13D	Page 4 of 6 Pages

This Amendment No. 2 (this “Second Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2011, as amended by Amendment No. 1 thereto field on April 22, 2011 (as so amended, “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following after the last paragraph thereof:

On December 2, 2013, pursuant to the Plan and the GUC Trust Agreement, the Trust completed a series of distributions to holders of Allowed General Unsecured Claims, and to holders of contingent residual beneficial interests in the Trust, comprised of shares of Common Stock, Warrants to purchase shares of Common Stock at an exercise price of $10.00 per share (“$10 Warrants”) and Warrants to purchase shares of Common Stock at an exercise price of $18.33 per share (“18.33 Warrants”). In addition, in the respective quarters ended March 31, 2012 and March 31, 2013, pursuant to orders of the Bankruptcy Court, the Trust completed sales of New GM Securities to fund certain costs of the Trust and certain related matters. Such distributions (and, where indicated, sales) are summarized in the table below:

	Amount of Securities Disposed:
Date:	Common Stock	$10 Warrants	$18.33 Warrants
July 28, 2011	3,342,831	3,038,936	3,038,936
October 28, 2011	2,468,218	2,243,834	2,243,834
January 13, 2012	188,180	171,074	171,074
March 31, 2012 (s)	520,913	473,548	473,548
April 27, 2012	450,455	409,612	409,612
August 3, 2012	484,553	440,510	440,510
November 2, 2012	116,508	105,910	105,910
February 8, 2013	42,151	38,325	38,325
March 31, 2013 (s)	294,133	267,392	267,392
May 10, 2013	115,029	104,570	104,570
August 9, 2013	221,014	200,924	200,924
October 31, 2013	42,122	38,293	38,293
December 20, 2013	6,174,015	5,612,741	5,612,741

(s)	Sales of New GM securities to fund costs during the quarter then ended.

Following the December 2, 2013 distribution, based on a total of 1,431,213,218 shares of Common Stock (which is the sum of the 1,388,973,710 shares of Common Stock outstanding as of October 25, 2013, as reported in General Motors Company’s Quarterly Report for the period ended September 30, 2013, on Form 10-Q filed with the SEC on October 30, 2013 and the 42,239,508 shares of Common Stock that would be required to be issued pursuant to the exercise of the Warrants then still beneficially owned by the Trust and the Trust Administrator), the Trust and the Trust Administrator could then be deemed the beneficial owners of less than 5% of the outstanding shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)	As of the date hereof, the Trust and the Trust Administrator may be deemed the beneficial owners of no (zero) shares of Common Stock within the meaning of Section 13(d) of the Securities Exchange Act of 1934.

(b)	Not applicable.

(c)	Not applicable.

CUSIP No. 37045V100	Schedule 13D	Page 5 of 6 Pages

(d)	Not applicable.

(e)	December 2, 2013.

CUSIP No. 37045V100	Schedule 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated as of February 12, 2016

MOTORS LIQUIDATION COMPANY GUC TRUST By: Wilmington Trust Company, not in its individual capacity, but solely as trust administrator and trustee

By:	/s/ David A. Vanaskey, Jr.
Name: Title:	David A. Vanaskey, Jr. Vice President of Wilmington Trust Company

WILMINGTON TRUST COMPANY,
not in its individual capacity, but solely as trust administrator and trustee

By:	/s/ David A. Vanaskey, Jr.
Name:	David A. Vanaskey, Jr.
Title:	Vice President of Wilmington Trust Company